Exhibit 3.1

AMENDMENT NO. 2 DATED AS OF DECEMBER 20, 2006
TO
LEXMARK INTERNATIONAL, INC.
BY-LAWS
AS AMENDED AND RESTATED AS OF JUNE 22, 2000,
AND
AS AMENDED BY AMENDMENT NO. 1 DATED JULY 26, 2001

Section 1. Amendment to ARTICLE II of By-Laws. ARTICLE II of the By-Laws is hereby amended by inserting as the second paragraph of Section 2.03. Election of Directors the following:

Except as provided in Section 2.12 of this Article, each director shall be elected by the vote of the majority of the votes cast with respect to the director at any meeting for the election of directors at which a quorum is present, provided that if the number of nominees exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors. For purposes of this Section, a majority of the votes cast means that the number of shares voted “for” a director must exceed 50% of the votes cast with respect to that director. If a director is not elected, the director shall offer to tender his or her resignation to the Board. The Corporate Governance and Public Policy Committee will make a recommendation to the Board on whether to accept or reject the resignation, or whether other action should be taken. The Board will act on the Committee’s recommendation and publicly disclose its decision and the rationale behind it within 90 days from the date of the certification of the election results. The director who tenders his or her resignation will not participate in the recommendation of the Corporate Governance and Public Policy Committee or in the Board’s decision.